1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2019

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Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

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No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date：	November 12, 2019	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. – Nov. 12, 2019 –TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1. Approved a NT$2.5 per share cash dividend for the third quarter of 2019, and set March 25, 2020 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be March 19, 2020. As required by Article 165 of Taiwan’s Company Law, the shareholders' register shall be closed for five days prior to the record date (March 21 through March 25, 2020) for registration transfer, and the dividend will be paid on April 16, 2020.

In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be March 19, 2020. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be March 20, 2020.

2. Approved capital appropriations of approximately US$6,618.4 million for purposes including: 1) Fab construction, and installation of fab facility systems; 2) Installation of advanced technology capacity, and upgrade of advanced packaging capacity; 3) Installation of specialty technology capacity; 4) first quarter 2020 R&D capital investments and sustaining capital expenditures.

3. Approved capital appropriation of approximately US$106.1 million for capitalized leased assets in the first half of 2020.

4. Approved an investment to establish a wholly-owned subsidiary in Japan to expand our design service center for providing engineering services support to customers.

5. Approved the appointment of Ms. Mingli Weng as controller of TSMC, effective November 13, 2019.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry’s leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with global capacity of more than 12 million 12-inch equivalent wafers per year in 2019, and provides the broadest range of technologies from 2 micron all the way to foundry’s most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities and the first to commercialize Extreme Ultraviolet (EUV) lithography technology in delivering customer products to market in high volume. TSMC is headquartered in Hsinchu, Taiwan. For more information about TSMC, please visit http://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Baker Li Project Manager PR Department Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com